Filed Pursuant To Rule 433

Registration No. 333-209926

June 24, 2016

Market Update

Gold surges after Brexit becomes reality

June 2016	www.gold.org

With Britain voting to exit the European Union, we expect to see strong and sustained inflows into the gold market driven by the staggering level of protracted uncertainty that investors now face. The gold price surged to US$1,313.85/oz this morning, up 6% from yesterday, providing investors with a much-needed safe haven. Sterling is trading at a 31-year low and world equity markets have plummeted. The Bank of England has said that it stands ready to take whatever action is necessary, a mantra that is likely to be repeated by other central banks. In practice, this could mean interest rates move further into negative territory in parts of the world, another positive for gold. Central bank action has already capped the gain in other safe haven assets, with the Swiss National Bank intervening early this morning.

Gold surges as Brexit becomes reality

The gold price surged to US$1,313.85/oz this morning, on the AM LBMA Gold Price, up from US$1,265.75/oz the day before, and the highest level since 2014 (Chart 1). It traded as high as US$1,358.54/oz in Asian trading hours, as news of a likely Leave victory started to emerge. This has had a positive impact on gold miners, too: UK listed gold miners were up 10-20% this morning.

Chart 1: The gold price is back to its August 2014 level*

*	The latest price as of 24 June 2016 is based on the AM LBMA Gold Price. Source: Bloomberg, ICE Benchmark Administration Ltd., World Gold Council

Gold’s performance vis-a-vis other assets has been even more impressive. Sterling has fallen to a 31-year low against the dollar and world stock markets have tumbled. The FTSE100 and Euro Stoxx were down 5% and 10% respectively this morning at the time of writing (Chart 2).

01

Chart 2: UK Equities, European Equities and the British pound (index 01/01/2016=100)

Source: Bloomberg, World Gold Council

It is difficult to find an event to compare this to. While trading blocs have broken down before, none have been as sizeable and important to the global economy as Europe. The UK domestic, European and world implications are profound. Nor will it be a quick process. Once Article 50 of the Treaty on the European Union has been invoked, a two-year negotiation process will begin. In the meantime, the UK’s decision could trigger referendums in other European countries. We could see Scotland, in the words of Nicola Sturgeon, “unequivocally vote to remain in the EU” calling for another referendum. Also Northern Ireland and the Republic of Ireland will start emergency talks with the UK and EU to manage the border situation. Today’s result could also spur populist parties in countries such as France and Germany, which have elections next year.

Gold fulfils its classic safe haven role

Gold is fulfilling its classic role as a safe haven asset and performing exactly as the many investors that bought it in the run up to the referendum will have hoped. We expect to see strong and sustained inflows into the gold market driven by the intense market uncertainty that now faces the global markets. Gold ETF holdings have also been increasing sharply, a trend we expect to see accelerate, as both retail and institutional investors re-allocate funds to gold (Chart 3). Purchases of gold coins by small retail investors, which were already up sharply in the months running up to the vote, should accelerate further.

Chart 3: Gold-backed ETFs already benefited from flight-to-quality flows in June, and we expect more

Global gold-backed ETF flows by month

*	As of 23 June 2016.

Source: Bloomberg, Respective ETF providers, World Gold Council

There has already been a sharp uptick in activity on the Shanghai Gold Exchange. Trading volume spiked, reaching 346t compared to a daily average of close to 100t since the start of the year.

We could also see an increase in central bank purchases of gold. Sterling is one of the world’s few reserve currencies, but has fallen to a 31-year low. Moreover, S&P Global Ratings said this morning that UK bonds could lose their AAA credit rating.

Negative interest rates to support gold demand

As well as market uncertainty, gold is supported by monetary policy actions. If central banks are forced to implement supportive measures they will likely come in the form of further extraordinary actions, new rate cuts or delays in planned hikes. Worse-than-expected US labour market data and a downgrading in economic growth forecasts in June had already seen expectations of a US Federal Reserve interest rate hike pushed out to the end of the year. Britain’s departure from the European Union will likely push expectations out even further. And some central banks may push interest rates further into negative territory, increasing the investment challenges for buy and hold investors like pension funds. Indeed, today’s news could see an entirely new class of gold investor emerge.

Market Update | Gold surges after Brexit becomes reality	02

Central bank actions will also increase the attractiveness of gold vis-a-vis other safe haven assets. The Swiss National Bank has already intervened in currency markets this morning to stop the appreciation of the Swiss franc. Gold is unique in this respect: it does not carry intervention risk.

As a high quality, liquid asset, we believe gold will provide investors with a hedge against market uncertainty, economic, political and intervention risk. There are no precedents for a country leaving Europe, but other systemic risk events offer some insight into the role that gold can play in wealth preservation during extreme stress events (Chart 4). During the European sovereign debt crisis gold rose by 12% as fears of a widespread meltdown increased. Today’s risks are arguably greater. There is a reason why the world’s central banks hold so much of their national wealth in gold – you can see that in no uncertain terms today.

Chart 4: Gold tends to outperform in periods of systemic crisis

Returns during periods of systemic risk. Persian Gulf War I: Q3 1990, LTCM: Q3 1998, Dot-com meltdown: Q1 2001, 9/11: Q3 2001, 2002 recession: Q2/Q3 2002, US Credit Crisis: Q4 2008/Q1 2009, European sovereign debt crisis: Q2 2010.

Source: Bloomberg, World Gold Council

Market Update | Gold surges after Brexit becomes reality	03

About the World Gold Council

The World Gold Council is the market development organisation for the gold industry. Our purpose is to stimulate and sustain demand for gold, provide industry leadership, and be the global authority on the gold market.

We develop gold-backed solutions, services and products, based on authoritative market insight and we work with a range of partners to put our ideas into action. As a result, we create structural shifts in demand for gold across key market sectors. We provide insights into the international gold markets, helping people to understand the wealth preservation qualities of gold and its role in meeting the social and environmental needs of society.

Based in the UK, with operations in India, the Far East and the US, the World Gold Council is an association whose members comprise the world’s leading gold mining companies.

World Gold Council

10 Old Bailey, London EC4M 7NG

United Kingdom

T  +44 20 7826 4700

F  +44 20 7826 4799

W www.gold.org

For more information

Please contact:

Juan Carlos Artigas

Director, Investment Research

juancarlos.artigas@gold.org

+1 212 317 3826

Ezechiel Copic

Director, Central Banks & Public Policy

ezechiel.copic@gold.org

+1 212 317 3806

Alistair Hewitt

Director, Market Intelligence

alistair.hewitt@gold.org

+44 20 7826 4741

Copyright and other rights

© 2016 World Gold Council. All rights reserved. World Gold Council and the Circle device are trademarks of the World Gold Council or its affiliates.

Thomson Reuters and GFMS, Thomson Reuters content is the intellectual property of Thomson Reuters. Any copying, republication or redistribution of Thomson Reuters content, including by framing or similar means, is expressly prohibited without the prior written consent of Thomson Reuters. Thomson Reuters shall not be liable for any errors or delays in its content, or for any actions taken in reliance thereon. “Thomson Reuters” is a trademark of Thomson Reuters and its affiliated companies.

All references to The London Gold Market Fixing prices are used with the permission of The London Gold Market Fixing Limited and have been provided for informational purposes only. The London Gold Market Fixing Limited accepts no liability or responsibility for the accuracy of the prices or the underlying product to which the prices may be reference.

Other third party content is the intellectual property of the respective third party and all rights are reserved to them. All rights reserved. No organization or individual is permitted to reproduce, distribute or otherwise use the statistics and information in this report without the written agreement of the copyright owners.

Disclaimer

This report is provided solely for general information and educational purposes. It is not, and should not be construed as, an offer to buy or sell, or as a solicitation of an offer to buy or sell, gold, any gold related products or any other products, securities or investments. It does not, and should not be construed as acting to, sponsor, advocate, endorse or promote gold, any gold related products or any other products, securities or investments. While we have checked the accuracy of the information in this report, the World Gold Council does not warrant or guarantee the accuracy, completeness or reliability of this information. The World Gold Council does not undertake to update or advise of changes to the information in this report. The World Gold Council does not accept responsibility for any losses or damages arising directly or indirectly, from the use of this report, even if notified of the possibility of such losses or damages.

This report contains forward-looking statements. The use of the words “believes”, “expects”, “may”, or “suggests” or words of similar import, identifies a statement as “forward-looking”. The forward-looking statements included herein are based on current expectations that involve a number of risks and uncertainties. These forward-looking statements are based on the analysis of the World Gold Council. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions all of which are difficult or impossible to predict accurately. In addition, the demand for gold and the international gold markets are subject to substantial risks which increase the uncertainty inherent in the forward-looking statements. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by the World Gold Council that the forward-looking statements will be achieved. We caution you not to place undue reliance on our forward-looking statements. Except as we may deem appropriate in the normal course of our publication cycle, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, and we assume no responsibility for updating any forward-looking statements. Past performance is no indication of future results.

This report does not purport to make any recommendations or provide any investment or other advice with respect to the purchase, sale or other disposition of gold, any gold related products or any other products, securities or investments, including without limitation, any advice to the effect that any gold related transaction is appropriate for any investment objective or financial situation of a prospective investor. A decision to invest in gold, any gold related products or any other products, securities or investments should not be made in reliance on any of the statements in this report. Before making any investment decision, prospective investors should seek advice from their financial advisers, take into account their individual financial needs and circumstances and carefully consider the risks associated with such investment decision.

Expressions of opinion are those of the author and are subject to change without notice.

Market Update | Gold surges after Brexit becomes reality	04

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.